Exhibit 99.1

News Release

NYSE, TSX: NTR

July 20, 2022

Nutrien to Acquire Brazilian Ag Retailer Casa do Adubo

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has entered into an agreement to acquire Brazilian company Casa do Adubo S.A. (Casa do Adubo). The acquisition includes 39 retail locations, under the brand Casa do Adubo, and 10 distribution centers, under the brand Agrodistribuidor Casal, in the states of Acre, Bahia, Espírito Santo, Maranhão, Mato Grosso, Minas Gerais, Pará, Rio de Janeiro, Rondônia, São Paulo and Tocantins.

The transaction supports Nutrien’s Retail growth strategy in Brazil. The acquisition of Casa do Adubo is expected to result in additional run-rate sales of approximately US$400 million, increasing total Nutrien Ag Solutions annual sales in Latin America to approximately US$2.2 billion. Upon completion of the acquisition of Casa do Adubo, Nutrien expects to surpass its stated target of US$100 million of adjusted EBITDA in Brazil by 2023.

“The acquisition expands our footprint in Brazil from five states to 13 and supports growers in a key region of the world that will increasingly be relied on to sustainably increase crop production and feed a growing population, especially with the current global food insecurity challenges,” said Ken Seitz, Interim President and CEO at Nutrien. “Our strong team in Brazil has successfully closed and onboarded five transactions since 2020. W~~e~~ expect that integrating Casa do Adubo will further enhance our ability to provide whole-acre solutions for all customers in the region while delivering quality earnings in this large and growing market.”

The transaction is pending approval from the Administrative Council for Economic Defense (CADE) in Brazil. Subject to approval and completion of the acquisition, Nutrien will have 180 commercial units in Latin America, including customer-facing retail branches and experience centers, five industrial plants and four fertilizer blenders. In addition, Nutrien will have more than 3,500 employees in the region, including more than 700 crop consultants serving growers in Argentina, Brazil, Chile, and Uruguay.

“We appreciate the reputation Casa do Adubo has earned for delivering strong financial performance, attracting top talent and offering quality products and services,” said André Dias, Nutrien’s Regional Leader in Latin America. “With the acquisition, we will strengthen our existing presence and expand to serve additional growers with innovative solutions that help sustainably feed the world.”

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. Contact us at: www.nutrien.com

Forward-looking statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “expect”, “may”, “will”, “estimate”, or other similar words). All statements in this news release, except those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected benefits of the acquisition, including expected impact on sales, 2023 Brazil Adjusted EBITDA target, earnings, growth and expansion, and strategies as well as the timing of the foregoing; and the ability to satisfy the conditions to, and complete, the acquisition including obtaining required regulatory approval.

Forward-looking statements in this news release are based on certain key expectations and assumptions, many of which are outside of Nutrien’s control. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully integrate and realize the anticipated benefits of the acquisition; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien; and assumptions with respect to global economic conditions.

Forward-looking statements are subject to various risks and uncertainties, many of which are beyond our control and difficult to predict, which could cause actual results or events to differ materially from anticipated results or expectations expressed in this news release including, but not limited to: the ability to obtain, and obtain in a timely manner, the required regulatory approval; the ability to otherwise satisfy the conditions to the acquisition; the failure to successfully integrate and realize expected benefits of the acquisition; general economic, market and business conditions; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. This news release contains certain information which constitutes “financial outlook” under applicable Canadian securities laws, including our 2023 Brazil Adjusted EBITDA target, the purpose of which is to assist readers in understanding our expected and targeted results, and this information may not be appropriate for other purposes.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release as a result of new information or future events, except as may be required by applicable securities laws.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015